UNITED STATES OF AMERICA
                                      before the
                          SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     April 1, 1997 TO
                                                June 30, 1997
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102


File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself and Public Service Company of Oklahoma (PSO) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's and PSO's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for both SWEPCO and PSO; (b) the amount of expenditures by month for direct labor, direct material cost, and indirect expenses for both SWEPCO and PSO; (c) computation by month of allocated cost to be shared by SWEPCO and PSO on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO detailing the work and charges associated with PSO rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO and PSO. This report covers the period April 1, 1997 through June 30, 1997.

SECOND QUARTER 1997
SWEPCO RAIL CAR MAINTENANCE FACILITY
RULE 24 REPORT

A. NUMBER OF RAIL CARS SERVICED       SWEPCO         PSO           TOTAL
   APRIL                                331          252            583
   MAY                                  497          150            647
   JUNE                                 494          177            671
   TOTAL                              1,322          579          1,901

B. AMOUNT OF EXPENDITURES DETAIL      SWEPCO         PSO           TOTAL
   DIRECT LABOR -
          APRIL                     $34,523.58   $19,352.71     $53,876.29
          MAY                        64,119.23    16,612.00      80,731.23
          JUNE                       50,786.11    11,249.56      62,035.67
                                   $149,428.92   $47,214.27    $196,643.19

   DIRECT MATERIAL -
          APRIL                    $287,216.12   $90,141.08    $377,357.20
          MAY                       285,903.50    98,899.18     384,802.68
          JUNE                      136,718.42    44,421.62     181,140.04
                                   $709,838.04  $233,461.88    $943,299.92

   OTHER DIRECT EXPENSES -
          APRIL                     $26,039.33    $3,198.79     $29,238.12
          MAY                      (118,473.17)  (20,583.24)   (139,056.41)
          JUNE                      (40,054.65)   (9,132.45)    (49,187.10)
                                  ($132,488.49) ($26,516.90)  ($159,005.39)

   INDIRECT EXPENSES SHARED ON
     COST RATIO
          APRIL                     $51,608.85   $28,929.31     $80,538.16
          MAY                        77,508.62    20,084.71      97,593.33
          JUNE                       49,381.70    10,935.51      60,317.21
                                   $178,499.17   $59,949.53    $238,448.70

   TOTAL EXPENDITURES
          APRIL                    $399,387.88  $141,621.89    $541,009.77
          MAY                       309,058.18   115,012.65     424,070.83
          JUNE                      196,831.58    57,474.24     254,305.82
                                   $905,277.64  $314,108.78  $1,219,386.42

C. COMPUTATION OF COST RATIO          SWEPCO         PSO           TOTAL
   APRIL 1997
         DIRECT LABOR               $34,523.58   $19,352.71     $53,876.29
         COST RATIO                   64.08%        35.92%        100.00%

   MAY 1997
         DIRECT LABOR               $64,119.23   $16,612.00     $80,731.23
         COST RATIO                   79.42%        20.58%        100.00%

   JUNE 1997
         DIRECT LABOR               $50,786.11   $11,249.56     $62,035.67
         COST RATIO                   81.87%        18.13%        100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO detailing charges associated with PSO rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 21st day of July, 1997.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /S/ R. RUSSELL DAVIS
                                        R. Russell Davis
                                        Controller and
                                   Chief Accounting Officer

                                  INDEX TO EXHIBITS




Exhibit                                                         Transmission
NUMBER                          EXHIBIT                            METHOD


1            April 1997 statement furnished by SWEPCO to         Electronic
             PSO detailing PSO's rail car charges


2            May 1997 statement furnished by SWEPCO to           Electronic
             PSO detailing PSO's rail car charges


3            June 1997 statement furnished by SWEPCO             Electronic
             to PSO detailing PSO's rail car charges